

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

July 30, 2009

Rodney Schutt
Chief Executive Officer
Aspyra, Inc.
26115-A Mureau Road
Calabasas, CA 91302

   Re: **Aspyra, Inc.**
      Revised Preliminary Information Statement on Schedule 14C
      Filed July 29, 2009
      File No. 001-13268

Dear Mr. Schutt:

  We have completed our review of the above-referenced filing and have no further comments at this time.

            Sincerely,

            Maryse Mills-Apenteng
            Special Counsel

cc: <u>Via facsimile (818) 449-8702</u>
   Ana Villafane, Esq.